02021493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48197

RECEIVED MAR 19 2002

3/28/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *01/01/2001* (MM/DD/YY) AND ENDING *12/31/2001* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.J. Robb Variable Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 South McLean Blvd.
(No. and Street)

Memphis (City) *TN* (State) *38104* (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce A. Harrison, President *901-722-5433*
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name — *if individual, state last, first, middle name*)

100 E. Broad Street (Address) *Columbus* (City) *OH* (State) *43215* (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Bruce A. Harrison*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *P.J. Robb Variable Corporation*, as of *December 31,* 20*01*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

My commission expires March 5, 2005

MARY PRISCILLA ROBB NOTARY PUBLIC AT LARGE SHELBY COUNTY, TENN.

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and
Stockholder of
P.J. Robb Variable Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of P.J. Robb Variable Corporation (a wholly owned subsidiary of The BISYS Group, Inc.) (the Company) at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 8 and 9 are presented by management for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 7, 2002

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
As of December 31, 2001

Assets		
Cash	$	1,328,956
Investments		20,100
Accounts receivable		40,902
Fixed Assets		
Office equipment (net of accumulated depreciation of $633)		4,796
Total assets	$	1,394,754
Liabilities and Stockholder's Equity		
Payable to affiliates	$	409,435
Total liabilities		409,435
Stockholder's equity		
Common stock		35,000
Retained earnings		950,319
Total stockholder's equity		985,319
Total liabilities and stockholder's equity	$	1,394,754

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Operations
For the Year ended December 31, 2001

Revenues	
Commission income	$3,316,018
Other revenue	10,037
Total revenues	3,326,055
Expenses	
Commission expense	1,930,979
Regulatory fees and expenses	27,860
General operating expenses	123,170
Total expenses	2,082,009
Income before taxes	1,244,046
Provision for income taxes	409,291
Net income	$ 834,755

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2001

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2000	$ 35,000	$ 115,564	$ 150,564
Net income	-	834,755	834,755
Balance at December 31, 2001	$ 35,000	$ 950,319	$ 985,319

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Cash Flows
For the Year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 834,755
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	633
Decrease in accounts receivable	75,076
Decrease in other assets	56,153
Decrease in accounts payable	(97,197)
Decrease in income taxes payable	(7,330)
Increase in payable to affiliates	409,435
Net cash provided by operations activities	1,271,525
Cash flows from investing activities	
Increase in office equipment	(5,429)
Net cash used by investing activities	(5,429)
Net increase in cash and cash equivalents	1,266,096
Cash and cash equivalents, at December 31, 2000	62,860
Cash and cash equivalents, at December 31, 2001	$ 1,328,956

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

The P.J. Robb Variable Corporation (the Company) was incorporated in 1995 and acts as a wholesale broker dealer of mutual funds and annuity products for various insurance carriers. The Company's primary revenue source is commissions paid by the carriers for the sale and renewal of these products. The Company conducts business on a national basis.

The Company was acquired on February 28, 2001 by BISYS Insurance Services, Inc., a wholly owned subsidiary of The BISYS Group, Inc. (BISYS). Accounting for the effects of the purchase transaction is recorded in the books and records of BISYS. No purchase accounting adjustments are reflected in the financial statements of the Company.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Investments

Investments include NASD warrant certificates. These warrants convey the right to purchase NASDAQ shares in the following increments: 900 shares @ $13.00, exercisable on or after June 28, 2002, 600 shares @ $14.00, exercisable on or after June 28, 2002.

The carrying values of the Company's financial instruments approximates their fair values at December 31, 2001.

Income Taxes

BISYS and its affiliates file a consolidated federal income tax return that includes the Company. Based on a tax-sharing agreement, BISYS apportions income tax expense or benefits among all the companies based on their income or loss and tax credits. Taxes payable are based on the Company's taxable income and are payable to the Parent. No deferred income taxes have been established at December 31, 2001.

Revenue Recognition

The Company recognizes commission revenue on an accrual basis when products are sold or renewed based on agreed-upon percentages of related premiums earned by the insurance carriers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital under the Rule of $919,521, which was $892,225 in excess of its minimum required net capital of $27,296. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.46 to 1.

4. Relationship with BISYS Insurance Services, Inc.

The accompanying financial statements may not necessarily be indicative of the conditions that would have existed if the Company had not been affiliated with BISYS Insurance Services, Inc. Certain tasks, including management and accounting services, are performed by employees of BISYS Insurance Services, Inc. on behalf of the Company. Approximately $75,434 of expenses related to such services was incurred by BISYS Insurance Services, Inc.; however, BISYS Insurance Services, Inc. waived charging these expenses to the Company.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedules of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
As of December 31, 2001

Total stockholder's equity from statement of financial condition	$ 985,319
Deductions and/or charges:	
Nonallowable assets:	
Investments	20,100
Accounts receivable	40,902
Fixed assets	4,796
Net capital	919,521
Minimum capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	27,296
Excess net capital	$ 892,225
Total aggregate indebtedness	$ 409,435
Percentage of aggregate indebtedness to net capital	46%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part II FOCUS Report filing as of December 31, 2001.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under SEC 15c3-3 As of December 31, 2001

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (K)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
P.J. Robb Variable Corporation

In planning and performing our audit of the financial statements and supplemental schedules of P.J. Robb Variable Corporation (a wholly-owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 7, 2002

P.J. Robb Variable Corporation

(A Wholly owned Subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Ryle 17A-5 of The Securities Exchange Act of 1934 and Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17A-5

For the Year Ended December 31, 2001